Exhibit 99.12

Campbell Soup Co to Acquire Snyder’s-Lance, Inc. to Expand in Faster-Growing Snacking

Category M&A Call

CHARLOTTE Dec 18, 2017 (Thomson StreetEvents) - Preliminary Transcript of Campbell Soup Co M&A conference call or presentation Monday, December 18, 2017 at 3:30:00pm GMT

CORPORATE PARTICIPANTS

Anthony P. DiSilvestro, Campbell Soup Company - Senior VP & CFO

Brian J. Driscoll, Snyder’s-Lance, Inc. - CEO, President & Director

Denise M. Morrison, Campbell Soup Company - President, CEO & Director

Ken Gosnell, Campbell Soup Company - VP of Finance Strategy & IR

CONFERENCE CALL PARTICIPANTS

Andrew Lazar, Barclays PLC, Research Division - MD and Senior Research Analyst

Bryan Douglass Spillane, BofA Merrill Lynch, Research Division - MD of Equity Research

Christopher Robert Growe, Stifel, Nicolaus & Company, Incorporated, Research Division - MD and Analyst

David Christopher Driscoll, Citigroup Inc, Research Division - MD and Senior Research Analyst

John Joseph Baumgartner, Wells Fargo Securities, LLC, Research Division - VP and Senior Analyst

Kenneth B. Goldman, JP Morgan Chase & Co, Research Division - Senior Analyst

Matthew Cameron Grainger, Morgan Stanley, Research Division - Executive Director

Michael Scott Lavery, Piper Jaffray Companies, Research Division - Principal & Senior Research Analyst

Robert Bain Moskow, Crédit Suisse AG, Research Division - Research Analyst

Steven A. Strycula, UBS Investment Bank, Research Division - Director and Equity Research Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Campbell Soup Company to acquire Snyder’s-Lance conference call. (Operator Instructions) I’d now like to turn the conference over to Ken Gosnell, Vice President, Finance, Strategy and Investor Relations.

Ken Gosnell, Campbell Soup Company - VP of Finance Strategy & IR

Thank you, Candace. Good morning, everyone. Welcome to our call to announce the Campbell to acquire Snyder’s-Lance. With me here in New Jersey are Denise Morrison, President and CEO of Campbell Soup Company; and Anthony DiSilvestro, CFO, Campbell Soup Company. Also joining us by phone is Brian Driscoll, President and CEO of Snyder’s-Lance. Brian will be making a few comments, but will not be joining us for the Q&A portion of the call.

As usual, we’ve created slides to accompany our presentation. You will find the slides posted on our website this morning at investor.campbellsoupcompany.com.

During today’s call, we may make reference to certain non-GAAP measures. Reconciliation of these measures to the most directly comparable GAAP measures are included in our Q4 fiscal 2017 and our Q1 fiscal 2018 earnings presentation, which can be found at investor.campbellsoupcompany.com. The call is open to the media who participate in a listen-only mode.

Today, we will make forward-looking statements, which reflect our current expectations. These statements rely on assumptions and estimates, which could be inaccurate and are subject to risks. Please refer to Slide 2 or our SEC filings for a list of factors that could cause our actual results to vary materially from those anticipated in forward-looking statements.

With that, let me turn the call over to Denise.

Denise M. Morrison, Campbell Soup Company - President, CEO & Director

Thank you, Ken. Good morning, everyone, and thank you for joining us today. I’m pleased to announce that Campbell has agreed to acquire Snyder’s-Lance. This is a transformational acquisition that will significantly expand our snacking business and shift Campbell’s center of gravity toward faster growing spaces. The combination of Campbell’s iconic brands at Pepperidge Farm, Arnott’s and Kelsen with Snyder’s-Lance complementary portfolio will create a diversified snacking leader and provide consumers with an even greater variety of better-for-you snacks. We’re excited about this transaction and confident that it will create significant shareholder value.

Campbell is a purpose-driven company. As many of you have heard me say before, we use our purpose, real food that matters for life moments as a filter for decision-making. It informs everything we do, including serving as a guide for our disciplined approach to M&A. The combination of Campbell with Snyder’s-Lance will accelerate Campbell’s strategy.

First, it will optimize our core business, enhance our real food credentials and strengthen our position in the macro snacking market. Snyder’s-Lance portfolio includes real food snacks that complement our own Real Food philosophy and capabilities while also leveraging the macro snacking trends we’ve discussed with you in the past.

Second, as I’ve said before, health and well-being means different things to different people. The addition of Snyder’s-Lance to Campbell will increase our ability to provide consumers with a wider variety of better-for-you snacks, including ones that are organic, gluten-free, non-BMO and provide other functional benefits.

And third, the acquisition will help us accelerate our efforts to expand into faster growing distribution channels. The addition of Snyder’s-Lance will increase our exposure to convenience and natural channels while also providing products that lend themselves to e-commerce. This is complementary to Campbell’s existing strength in grocery and mass channels.

Anthony will provide an in-depth review of the transaction details, but let me offer you some highlights. As you can see on Slide 6, we’ve agreed to acquire Snyder’s-Lance for $50 per share in an all-cash deal. Snyder’s-Lance has a history of strong sales growth. They reported net sales of $2.2 billion and adjusted EBIT of $193 million for the trailing 12 months ended September 30, 2017.

Headquartered in Charlotte, North Carolina, the company has approximately 6,000 employees and operates 13 manufacturing sites. The combined pro forma annual net sales is expected to exceed $10 billion. We’re confident that the combination of these snacking portfolios will create significant value for shareholders through continued margin improvement, driven by ongoing cost savings and cost synergies.

The agreement is subject to Snyder’s-Lance shareholders approval and customary regulatory approvals. We anticipate the deal to be completed by early second quarter of calendar year 2018. Those who follow Campbell have heard me talk about our plans to shift our center of gravity by diversifying our portfolio. Since 2011, we’ve made solid progress against this goal. With the addition of Snyder’s-Lance to Campbell, we will dramatically shift our portfolio toward the faster growing snacking category. As a result of this acquisition, our new snacks portfolio will represent nearly half of Campbell’s annual net sales while Soup will become about [1 quarter] of our annual net sales. This is a truly remarkable transformation for Campbell, and I’m confident that it will lead to an improved growth profile.

This deal is compelling for many reasons. First and foremost, it strengthens Campbell’s core business and provides us with new capabilities. It accelerates our expansion into the faster growing better-for-you snacking market and nearly doubles the size of our global baked snacks business. Second, snacking is a business we know very well. And I’m confident in our ability to execute in this space. Snyder’s-Lance will become a part of our Global Biscuits and Snacks business led by Luca Mignini. As some of you know, in the first quarter of fiscal 2018, Campbell’s Global Biscuits and Snacks division delivered sales growth of 3% and segment operating earnings growth of 4%.

In particular, the acquisition will complement Pepperidge Farm’s operations in the U.S., which has consistently been one of our best performing businesses. Third, as I mentioned earlier, the transaction will diversify our portfolio and move us decisively into the faster growing snacking category while enhancing our distribution capabilities. And finally, we expect there will be significant cost synergies, which Anthony will expand upon momentarily.

As I’ve discussed with many of you in previous calls, snacking is a highly attractive consumer space with growth rates that outpace many center-store categories. In fact, the macro snacking trend is quite literally becoming the way we eat today. The lines between snacks and meals are blurring. Snacking occasions are expanding rapidly and even extending in traditional meals. 90% of consumers snack multiple times per day. In the U.S., more than 50% of all eating occasions are snacks, and nearly half of U.S. consumers replace meals with snacks at least 3 to 4 times per week. It’s no wonder that snacking is an $89 billion market in the U.S. with a 3-year compound annual growth rate of approximately 3%.

As many of you know, Campbell has a strong snacking business today, which includes iconic brands such as Goldfish, Milano, Tim Tam, Shapes and Kjeldsens. These brands are loved and enjoyed by consumers around the world. Through the acquisition of Snyder’s-Lance, we will add more leading brands to our portfolio, including ones that provide consumers with better-for-you snacking options.

As you can see here, Snyder’s-Lance has a powerful stable of brands, which hold leading positions in the categories in which they compete. We believe Campbell’s capabilities and consumer insights, research and development and marketing will help drive sales growth of the Snyder’s-Lance brands. The combination of Campbell snacking brands with Snyder’s-Lance offers an exceptional opportunity to build a snacking platform. It will create a unique snack leader with a diversified portfolio of brands across attractive categories.

We’ll be able to provide consumers with a wide range of snacks, literally from soup to nuts. I’ve been dying to say that. In all seriousness, we’ll have an unrivaled portfolio of snacking options that include sweet, savory, fresh and convenient mini meal offerings. From sweet snacks such as cookies and biscuits, savory snacks like crackers, chips, pretzels and nuts, to fresh snacks, including salsa, hummus and carrots, and even convenient mini meals with soup and other simple meals. This portfolio truly offers real food that matters for all life moments.

In closing, we’re excited about this opportunity. We believe in our ability to execute, and we’re confident that the transaction will create value for our shareholders and other stakeholders. I’m pleased that Brian Driscoll, the CEO of Snyder’s-Lance has joined us today to share his perspective on the acquisition. I’ve had pleasure of knowing Brian for many years. He is a well respected leader in the food industry. Following Brian’s brief remarks, Campbell’s Chief Financial Officer, Anthony DiSilvestro will discuss the financial impact for Campbell and additional details about the transaction and synergies. Brian, over to you.

Brian J. Driscoll, Snyder’s-Lance, Inc. - CEO, President & Director

Thank you, Denise, and good morning, everyone. I’m excited to be here today to talk about this transaction. This past summer, we received an approach from Campbell. Following that, our Board of Directors and senior management team conducted a thorough review process of strategic options with the assistance of our outside financial and legal advisors. We believe this transaction maximizes value for our shareholders. In addition, we are pleased that it delivers an immediate and significant cash premium. Our board and I are confident this transaction is the best way to unlock the value of our portfolio. Clearly, Campbell recognizes the progress we have made planning and executing our transformation.

We are pleased to note that they intend to continue that work, following the close of the transaction, which builds on all the hard work and effort of the Snyder’s-Lance team. I’d like to acknowledge and thank all of our employees for their important contribution, which have positioned Snyder’s-Lance for this historic milestone. We look forward to working closely with Campbell in planning a seamless integration. As we’ve gotten to know each other, we recognize how similar our cultures are with a shared focus on high-quality products and ingredients, and driven by family-founded brands.

With that, I’d like to turn the call back over — I’m sorry, turn the call over to Anthony DiSilvestro.

Anthony P. DiSilvestro, Campbell Soup Company - Senior VP & CFO

Thanks, Brian, and good morning, everyone. I’ll start my comments with an overview of the transaction, which we are confident will create significant shareholder value. We have an agreement to acquire Snyder’s-Lance for $50 per share, which equates to an enterprise value of $6.1 billion. The enterprise value is [19.9x], our estimated adjusted EBITDA of Snyder’s-Lance for calendar year 2017 of $305 million. When you factor in the expected cost synergies, the adjusted EBITDA multiples is 12.8x. The purchase price per share repre ents a 27% premium to the Snyder’s-Lance closing price on December 13, 2017, today before media reports on the transaction.

Before proceeding, I wanted to comment on the outlook for Campbell. Other than the change related to the Pacific Foods acquisition as disclosed last week, there is no change to Campbell’s 2018 sales and earnings guidance. As I mentioned, we expect the transaction to create significant value. As many of you are aware, Snyder’s-Lance has recently launched a cost transformation program, targeting $175 million in savings, some of which is expected to be achieved in calendar year 2017. We have reviewed this program in detail, and expect that a majority, approximately $125 million of the targeted cost savings will be achieved.

In addition, we have identified a cost synergy opportunity of $170 million in run rate savings, which will be achieved by our fiscal year 2022. Including a preliminary estimate of the incrementals depreciation and amortization related to purchase accounting, we expect the transaction to be 5% to 7% accretive in our fiscal 2019. This assumes that the incremental debt carries an average interest rate of 3.5%. As we expand margins through synergies and achieve cost savings, the level of EPS accretion increases to 15% to 20% by fiscal 2021.

Supporting our agreement to acquire the outstanding shares of Snyder’s-Lance, we have a committed bridge financing in place. Prior to the closing, we expect to issue $6.2 billion of new debt through a combination of term loans and long-term notes. The vast majority of incremental financing will be fixed rate and based on current market levels, we forecast the weighted average interest rates on the aggregate financing to be approximately 3.5%.

We will leverage our strong cash flow and balance sheet to finance the transaction with debt. With the transaction, Campbell’s pro forma leverage measured as net debt to adjusted EBITDA, and including the recently closed acquisition of Pacific Foods, increases to 4.8x. We are committed to deleveraging and are targeting a reduction in our leverage ratio to 3x by fiscal 2022. To assist the deleveraging, we are suspending our share repurchase program going forward. Consistent with our past practice, we will maintain our current dividend policy in which we targeted payout ratio competitive with the peer group, and expect to increase the dividend over time with earnings. Based on these plans, we expect to maintain an investment grade rating. In fact, both Moody’s and S&P have issued press releases this morning with S&P assigning a rating of BBB and Moody’s indicating a rating of no less than BAA2.

Completion of the transaction, is subject to approval by the Snyder’s-Lance shareholders and customary regulatory approval. We expect to close the transaction by early in the second quarter, the calendar quarter of 2018. The combination of Campbell and Snyder’s-Lance will yield significant cost synergies benefiting from the overlap in our snacking business. As I mentioned, we expect to achieve $170 million in cost synergies, which equates to about 7.5% of Snyder’s-Lance sales. These synergies come from several areas, both our Pepperidge Farm business and Snyder’s-Lance operate warehouses and depots to distribute products and there’s opportunity to improve the overall efficiency of the combined company.

We have also identified opportunities in manufacturing to optimize the network. Also, we anticipate the ability to achieve procurement savings in both ingredients and packaging. In the areas of sales and marketing and administration, we’ll optimize the scale of the combined entity and leverage the shared services opportunity. While we’re not counting it as a synergy, we believe there are revenue opportunity created by the combination of the 2 companies. We have complementary distribution with their strength and immediate consumption and a natural channel, and our strength in grocery and mass. There are unique capabilities in sales and marketing and innovation, which can also be leveraged. There are opportunities to extend certain brands into kids snacking and a combined entity can accelerate the capture of the e-commerce opportunity.

Summarizing, we have a detailed cost synergy plan and we are confident in our ability to achieve the $170 million target. To achieve this synergy, complete the transaction and integrate the business, we estimate onetime cost of $275 million to $325 million. I’ll wrap up with this chart. We are very excited about this transaction and are confident in our ability to execute. The acquisition of Snyder’s-Lance is aligned with our strategy for Campbell, and will significantly advance our execution. The addition of Snyder’s-Lance will meaningfully shift our portfolio to higher growth snacking category. As we discussed, the combination of Campbell and Snyder’s-Lance will yield significant cost synergies as well as potential revenue opportunities. And lastly, we see this transaction creating significant value for our shareholders.

With that, I’ll turn it back to Ken for Q&A.

Ken Gosnell, Campbell Soup Company - VP of Finance Strategy & IR

Thanks, Anthony. As I mentioned earlier, Denise and Anthony are here with me in New Jersey, and we’ll handle the Q&A session. (Operator Instructions) Okay, Candace.

QUESTIONS AND ANSWERS

Answer – Operator: (Operator Instructions) Our first question comes from Andrew Lazar of Barclays.

Analyst: Andrew Lazar, Barclays PLC, Research Division - MD and Senior Research Analyst

Question – Andrew Lazar: I’m choosing one. Let me go with I guess, I guess my question has to do with the pretzel franchise. it certainly stood the test of time very well at Lance, but I guess, perhaps more recently maybe has not grown as quickly as it has previously and relative to other snacking options. And I guess, given that’s still the biggest part of the Lance portfolio, how do you ensure this business can stay relevant and drive growth in addition to the other pieces of Lance, which have been growing more quickly?

Answer – Denise M. Morrison: Yes, we believe that the consumers snacking trends are really strong and that the Snyder’s brand and also the snack factory pretzel crisp brand are very strong entries into this particular segment of the category. We look forward to learning more about these brands and helping them to realize their potential and our intention is to nurture that.

Answer – Operator: Our next question comes from Bryan Spillane of Bank of America.

Answer – Bryan Douglass Spillane: I guess, I wanted to ask a question about the ability to like combined distribution or leverage each entities distribution. And forgive me, I don’t know enough Lance’s distribution itself, but given the Campbell’s have direct store distribution with its snack portfolio, are there any limitations, I guess, or any accommodations that you’ll have to make in order to try to cross sell the products? Just trying to understand how quickly you can get to a point where you’re actually able to take advantage of the cross-selling and the channel opportunities.

Answer – Denise M. Morrison: Today, we’re operating 2 direct store delivery systems in Pepperidge Farm with snacks and also with bakery. This will add a third DSD system. The commonality are all of these systems have independent business owners or independent distributor operators. So we’re very familiar with how to reach the potential of these systems. I think as we get to know the companies, we will be looking at potential synergies. We believe those exist mostly in the area of depots and warehousing.

Answer – Bryan Douglass Spillane: Okay. And so the model doesn’t accommodate or contemplate any sort of buying of routes or trying to combine some of these routes?

Answer – Anthony P. DiSilvestro: No, we haven’t assumed any of that. We operate 2 system today for Pepperidge, one for snacks and one for bakery and this DSD will be a third one. And as Denise mentioned, where we see significant savings opportunity is in warehouse and depot system that distributes products to those independent operators. And the way Snyder’s- Lance operates today, they’re about half DSD and the other half direct to warehouse, but we plan to operate their DSD system independently.

Answer – Operator: And our next question comes from Chris Growe, Stifel.

Analyst: Christopher Robert Growe, Stifel, Nicolaus & Company, Incorporated, Research Division - MD and Analyst

Question – Christopher Robert Growe: Congratulations on this announcement here. Just a quick question for you, if I could. Looking out with the expectation to achieve these synergies by fiscal ‘22, call it roughly 5 years (inaudible) 5 years away, what is taking so long along the way to achieve all the efficiencies? Is it just to integrate or effective plan that the Lance have in place? Or is it going to take a little longer to achieve savings in the area efficient — in the depots and warehouses and that goes with the DSD system?

Answer – Anthony P. DiSilvestro: Yes, so we get a little hung up in the transition [3] calendar year-end and fiscal year so they are a little earlier than they may appear, and we think we’ll realize synergy right out of the gate, but the majority will be a little bit back-end loaded and the reason for that is we need to implement our ERP system to unlock the combination and the leverage between the 2 companies and that’s the reason it’s a little bit later, a little bit longer.

Answer – Operator: And our next question comes from Ken Goldman from JPMorgan.

Analyst: Kenneth B. Goldman, JP Morgan Chase & Co, Research Division - Senior Analyst

Question – Kenneth B. Goldman: I have a question on DSD. The world is shifting to e-comm right, obviously, a little more slowly in food, but 10, 20 years from now, we’ll have a lot more sales in e-comm than we do now. DSD obviously, doesn’t help with that.

One of your major competitors in cookies and crackers has shifted away from DSD and I realize you have a very different system of DSD with your independent operators, but running 3 DSD systems at a time when the world especially in sort of snacking seems to be going away from that, I know why your DSD in in bread, but it seems to be sort of the opposite trend of where things are heading. So I just wanted to know if you can comment on that. If there are any plans over time to sort of restrict the use of DSD or if it’s really just sowing grains, no pun intended in what Campbell does, but it’s — you guys have to run these 3 separate business as it is. Pretty expensive.

Answer – Denise M. Morrison: Sure. I think it’s accurate to say that most of the sales in grocery and food still exist in the store base and that e-comm today is low single-digits, and the expectation is that e-commerce will grow, and we’ll — we’re expecting that to be about [$66 billion] by 2020 for the industry. That said, there’s a huge omni-channel play as well. I mean, when you think about what conventional customers have done with things like click and collect, order online, pick up at store, and also with pure play e- tailers have done, including the purchase of regular stores. We still think there’s definitely a role for the store in food. And in the snacking business, it’s not just about grocery and mass, there are multiple channel formats that carry snacks where impulse purchasing in-store is a huge part of the business so we still see a very vibrant role for DSD, and I think one of the things that makes the DSD systems different for both of these companies, is the entrepreneurial spirit is alive and well in the independent operator, and they’ve done an exceptionally good job for us and for Snyder’s-Lance.

Answer – Operator: And our next question comes from Robert Moskow of Credit Suisse.

Analyst: Robert Bain Moskow, Crédit Suisse AG, Research Division - Research Analyst

Question – Robert Bain Moskow: Snyder’s-Lance was in a midst of a complicated integration with Diamond, and even within Snyder’s-Lance, there’s probably different cultures at play from past acquisitions and now there’s another acquisition on top of it and another ERP overlay so can you talk a little bit about how you plan to manage through those integrations? There’s one integration I think you said is still going on and then there’s another integration on top of it. Is that how you think about it?

Answer – Denise M. Morrison: We’ve had a lot of experience since 2011 with acquiring businesses that have different cultures and different ways of operating. I think one of the things that we have found with the acquisitions that we’ve made, and this one is no different is that we all share the same basic values and we all are passionate about the purpose. It might be expressed in different words, but they’re basically pretty aligned and so we’ll be looking as we work with the Snyder’s-Lance team integration and culture, we’ll be looking for those things that represent points of parity and we’ll deal with things that are are points of difference.

Answer – Anthony P. DiSilvestro: I would just add to that so we intend to establish an integration team aboard it. It will be dedicated. It will be cross functional. It’ll be around for a while. It will include members of our Global Biscuits and Snacks division, people from our corporate operation, people from Snyder’s-Lance. We have set aside significant resource to do that and this planning has already begun and will continue obviously for a while. There isn’t an integration going on right now between Snyder’s and Diamond, that’s mostly complete. What I was referencing before is they have a cost transformation plan that they announced that we reviewed in significant detail, and agreed that we’ll be able to achieve a majority of those targeted savings.

Answer – Operator: And our next question comes from David Driscoll of Citi Research.

Analyst: David Christopher Driscoll, Citigroup Inc, Research Division - MD and Senior Research Analyst

Question – David Christopher Driscoll: I wanted to ask you about just the magnitude of these synergies. So I think just quick math into north of 13% of Lance’s revenues, and I just wanted to get your sense here. This is a really big synergy number expressed as a fashion of the revenues, more simply what we’ve seen typically and then given this very extensive nature of Snyder’s-Lance’s changes, their cost optimization and portfolio, I’m concerned that this is a lot of wood for you guys to chop, and that there’s a lot of risks here in naturally achieving these synergies, and I just appreciate it if you could respond to that comment, and maybe just give me some understanding as to your thought process on the risks of achieving the very significant synergies outlined today.

Answer – Anthony P. DiSilvestro: I could take a crack at that, and as I step back and look at this, we are very confident that we can deliver both the twist of Synder’s cost transformation plan and these synergies and we’ve been very careful and deliberate to separate the 2. They announced their plan to achieve $175 million of cost savings. The elements of that plan are very similar to the cost savings program that we embarked upon in 2016. It includes zero-based budgeting. It includes an organizational change.

We’re reducing — they’re reducing layers of management. It includes the manufacturing efficiency of plant closing, some procurement savings and some of the things that they’re doing around their portfolio. We have been through that plan in excruciating detail and been very careful to say what do we believe can be delivered, and we’re very confident that we can deliver $125 million of that program. And again, we’ve been very careful to separate that from what we consider true cost synergies, which is the combination of our business with theirs and what opportunity does that unlock, which is really incremental to what I just talked about, right. So all the areas I went through earlier in my discussion around sales and marketing, around the plant network, around the distribution, warehouse and depot consolidation. So we have a line of sight through all of these savings. Now you mentioned 13 points of margin, that’s now what we’re expecting on a net basis. We have set aside and expect to reinvest a portion of that back in the business to support the brands, to drive innovation, to enhance some of the supply chain, protocols and again, I think we’re very confident that we can deliver them.

Answer – Denise M. Morrison: David, the only thing I’d add to that is over the past couple of years, we have been on a very aggressive cost reduction program for Campbells, and have gone through many of the same kinds of things that Brian and his team has outlined in their transformation plan, and we delivered those savings — overdelivered those savings a year earlier. So we know how to do this. We recognized that it’s complex, but we have had experience and success in doing it in our own company.

Question – David Christopher Driscoll: Anthony, one quick follow-up. What’s the tax rate that you guys assume in your accretion calculations? And then assuming tax reform occurs, what do you do with the extra fund? Does it all go to debt pay-down to go faster on that pay-down?

Answer – Anthony P. DiSilvestro: So all of our modeling in terms of valuing the company, and the accretion uses existing tax rate, we’ll see what happens on tax reform. Obviously, if there’s a significant reduction in the corporate rate, Campbell will benefit this transaction. We’ll benefit, but — and that would be upside to what we’re talking about here. We are committed to deleveraging and getting back to 3x debt-to-EBITDA, and if there was tax reform and a benefit, it would go accelerating that deleveraging.

Answer – Operator: And our next question comes from Matthew Grainger of Morgan Stanley.

Answer – Matthew Cameron Grainger: So Denise, you talked about the portfolio transformation here, and you’re ending up with a portfolio that’s roughly half meals, half snacks. Two different businesses, different distribution, different supply chains, but how should we think about the complementary relationship between these 2 halves of the business? And in terms of how you manage simple meals and trying to generate possible growth over time, there’s the need to deleverage and fund the growth and the snack business change, how you think about the balance between margin and growth and simple meals, going forward?

Answer – Denise M. Morrison: Yes. Matt, it all starts with the consumer and we have identified 2 faster growing spaces that we want to expand in. One was health and well-being, and the other was snacking and we’ve been able to buy both internal innovation and also external development, advance our portfolio in both of those areas. I think that there is some overlap in the core business in that our soup and simple meals business can also be expanded into more convenient meals and soup and snack, et cetera. So there’s some work that we can do there to capitalize on the macro snacking trend. And I also think too that Snyder’s-Lance has about over 1/3 of their portfolio in better-for-you snacking so bringing health and well-being credentials to snacking is something we’ve been working on with our real food snacking in Pepperidge Farm and Arnott’s. So I do think that these converge in a way, but both spaces for health and well-being and snacking are 2 large and grow in consumer spaces.

Answer – Operator: And our next question comes from John Baumgartner of Wells Fargo.

Analyst: John Joseph Baumgartner, Wells Fargo Securities, LLC, Research Division - VP and Senior Analyst

Question – John Joseph Baumgartner: Anthony, just want to clarify, in terms of the route to market and your comments there about keeping the Snyder’s DSD separate. Given the IBO structure of these DSDs, is it just that you don’t necessarily have the flexibility or the authority to go put Lance products on Pepperidge trucks and vice versa? Or would the owner operators be willing to cross sell? Or are they really just not complementary geographies here in terms of the synergies of that last mile of distribution?

Answer – Anthony P. DiSilvestro: Well, I think there’s certainly complementary geographies. The thing is these are independent business owners that operate under contracts. Those contracts, it’s Pepperidge Farm has and a different of contract Snyder’s- Lance has. So we really need to get in there and understand it. I think our just start going in assumptions is that we need to operate that independent system separate from ours, but we’ll certainly look for opportunities to cross sell and expand the distribution of both Pepperidge and Snyder’s-Lance projects - products through those systems.

Question – John Joseph Baumgartner: Okay, so it is on the table on some point down the road then?

Answer – Anthony P. DiSilvestro: We’ll have to see.

Answer – Operator: Our next question comes from Steven Strycula of UBS.

Analyst: Steven A. Strycula, UBS Investment Bank, Research Division - Director and Equity Research Analyst

Question – Steven A. Strycula: Congratulations on the deal. Two quick questions as it relates to Lance, I think you already touched on this Denise, but they’re under going right now an early-stage transformation, involving SKU reduction or base budgeting factory, footprint efficiencies, et cetera. How do you think about talent retention, and keeping key personnel to ensure a smooth transition over the next call it, 2 or 3 years given the complexity of what they’re undertaking? And then the second piece to my question would be, as it relates to secondary businesses of partner brands and contract manufacturing, how do you think about whether that’s core or necessary revenue to kind of keep in the pro forma portfolio?

Answer – Denise M. Morrison: I think the people aspect of this acquisition is very important, and I look forward to meeting the people at Snyder’s-Lance and we will be developing a comprehensive program regarding the talent. The second piece of your question regarding the partner brands, I think it’s very intriguing what they’ve been able to do with partner brands, particularly smaller challenger brands providing a distribution system so we will be taking that into consideration as we review the business going forward.

Answer – Operator: Final question comes from the line of Michael Lavery of Piper Jaffray.

Analyst: Michael Scott Lavery, Piper Jaffray Companies, Research Division - Principal & Senior Research Analyst

Question – Michael Scott Lavery: Just a little bit of a follow-up on Matthew’s question. Your portfolio was almost half snacks and close to half meals, but even with that sort of 10% beverage where you have some struggles in [V8] and on the Bolthouse side, and you’re up against obviously, much bigger competitors typically in beverages in general, how do you see your portfolio evolving maybe further? Is beverages a core part of it, and certainly without that, snacks would be more than half. Is that the direction you think you prefer to go?

Answer – Denise M. Morrison: Yes, well, we consider the beverage business a very important part of our Campbell Fresh business. And we’ve been — have a billion-dollar platform in fresh food and beverage and snacks. So that’s a very strategic business for us. In V8, we’ve had a tale of 2 cities, as you know. We’ve had some growth on our core V8 red juices and our V8 plus energy is very robust. We had some issues on our V8 Vfusion and V8 Splash that we’re dealing with. So, but we will continue to review the portfolio as we do systemically as part of our annual strategic plan.

Answer – Operator: And that concludes the question-and-answer session for today. I’d like to turn the conference back over to Ken Gosnell for any closing remarks.

Answer – Ken Gosnell: Thank you, everyone, for joining our call today. A full replay will be available about 2 hours after the call concludes by going online or calling 1 (404) 537-3406. The access code is 8969888. You have until December 31 at midnight. At which point, we move our earnings call and this strictly into the website, investor.campbellsoupcompany.com. Just click Recent Webcast and Presentations. If you have further questions, please call me at (856) 342-6081. If you’re a reporter with questions, please call Thomas Hushen, at (856) 342-5227. If you are a Snyder’s-Lance investor, please contact Kevin Powers at (704) 557- 8279. Thanks, everyone.

Answer – Operator: Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program, and you may all disconnect. Everyone, have a great day.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed acquisition of Snyder’s-Lance, Inc. (the “Company”) by Campbell Soup Company. In connection with this transaction, the Company will file relevant materials with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (when available) will be mailed to shareholders of the Company. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at http://ir.snyderslance.com/sec.cfm or by contacting the Company’s Investor Relations Department by email at kpowers@snyderslance.com or by phone at 704-557-8279.

PARTICIPANTS IN THE SOLICITATION

The Company, its directors and certain of its executive officers may be considered participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on March 27, 2017, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the SEC on November 9, 2017, and in other documents filed with the SEC by the Company and its officers and directors.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials in connection with the transaction to be filed with the SEC when they become available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed acquisition of the Company, including any statements regarding the expected timetable for completing the proposed transaction, benefits of the proposed transaction, future opportunities, future financial performance and any other statements regarding future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “aim,” “anticipate,” “believe,” “could,” “ensure,” “estimate,” “expect,” “forecasts,” “if,” “intend,” “likely” “may,” “might,” “outlook,” “plan,” “positioned,” “potential,” “predict,” “probable,” “project,” “should,” “strategy,” “will,” “would,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of the Company, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of the Company’s shareholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; and risk that the transaction and its announcement could have an adverse effect on the Company’s ability to retain customers and retain and hire key personnel. Additional information concerning these and other risk factors can be found in the Company’s filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including the Company’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate. The Company assumes no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.